April 7, 2008
Our Ref. No. 2008471147
Highbridge Statistical Market Neutral Fund (a series of JPMorgan Trust I)
File No. 811-21295

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

By letter dated March 16, 2008 (the "March 16th letter"),[1] the staff of the Division of Investment Management provided assurances that the staff would not recommend enforcement action to the Commission under sections 17(a) and 17(d) of the Investment Company Act of 1940 (the "Investment Company Act") and rule 17d-1 thereunder[2] if, following the change of control of Bear Stearns Asset Management and its affiliates (collectively, "BSAM"), BSAM engaged in certain principal transactions with registered investment companies ("RICs") for which JPMorgan Chase & Co. ("JPMorgan Chase") and any of its affiliates (collectively, "JPM") acts or serves as investment adviser or sub-adviser. The staff's relief was based, in part, on the extraordinary circumstances presented. The relief granted in the March 16th letter was for fifteen business days only, which is about to expire.

One of the RICs advised by a JPMorgan Chase affiliate is the Highbridge Statistical Market Neutral Fund, a series of JPMorgan Trust I (the "Fund").[3] The Fund is an open-end investment company registered under the Investment Company Act. The Fund employs a statistical arbitrage, market neutral strategy; among other things, the Fund engages in short selling.

You represent that since the Fund commenced operations on November 30, 2005, the Fund has utilized Bear, Stearns Securities Corp ("BSSC") for its prime brokerage services, and Custodial Trust Company ("CTC") for its custodial services. BSSC and CTC are each affiliated with Bear Stearns Asset Management. When the Fund engaged BSSC and CTC, these companies were not affiliated with the Fund.

You represent that on March 16, 2008, JPMorgan Chase and The Bear Stearns Companies, Inc. ("BSC") entered into a merger agreement (the "Transaction"). For purposes of this letter, you have assumed that on that date, and as a result of the Transaction, JPM and BSC

[1] See JPMorgan Chase/Bear Stearns Asset Management II (pub. avail. March 16, 2008) (the "March 16th letter").

[2] The March 16th letter also granted relief under section 206(3) of the Investment Advisers Act of 1940, which provision is not at issue in this letter.

[3] The Fund is advised by J.P. Morgan Investment Management Inc. ("JPMIM"). JPMIM is a wholly owned subsidiary of JPMorgan Asset Management Holdings Inc., which is a wholly owned subsidiary of JPMorgan Chase & Co. The Fund is sub-advised by Highbridge Capital Management LLC.

became affiliated persons under section 2(a)(3) of the Investment Company Act.[4] For purposes of this letter, you also have assumed that on that date, the Fund became affiliated with BSSC and CTC.

You request that the staff extend the application of the section 17(a) and 17(d) relief granted in the March 16th letter until May 7, 2008, with respect to the short selling transactions and arrangements described in your incoming letter involving the Fund, BSSC and CTC. More precisely, you request that the staff agree not to recommend enforcement action to the Commission under sections 17(a)(1), 17(a)(2), 17(d) of the Investment Company Act, or rule 17d-1 thereunder, with respect to the short selling transactions and arrangements described in your incoming letter involving the Fund, BSSC and CTC. You seek this brief extension because JPM personnel need additional time to complete the operational/technical aspects of the transfer of the Fund's prime brokerage and custodial arrangements to new service providers.

Based on the facts and representations in your incoming letter, we agree to extend the application of the March 16th letter until May 7, 2008, with respect to the short selling transactions and arrangements described in your incoming letter involving the Fund, BSSC and CTC. Based on the facts and representations in your letter, we will not recommend enforcement action to the Commission against BSSC or CTC[5] under sections 17(a)(1), 17(a)(2), 17(d) of the Investment Company Act, or rule 17d-1 thereunder, with respect to the short selling and custodial arrangements described in your incoming letter. In granting this relief, we rely particularly, though not exclusively, on the following facts/representations that you have provided:

- The affiliation that has given rise to this request was not anticipated or planned by the Fund, BSSC or CTC until shortly before the date of the Transaction.
- The relief requested here is temporary, not permanent: you are not asking that the Fund be permitted to engage in short selling transactions with BSSC and CTC permanently, but only for a finite and brief time.
- JPM personnel have been working diligently to transfer the Fund's prime brokerage and custodial arrangements to new service providers, and you are only seeking this

[4] In addition, on or about April 8, 2008, JPM expects to acquire 39.5 percent of Bear Stearns stock pursuant to an agreement announced on March 24, 2008.

[5] The relief granted in this letter extends only to BSSC and CTC because the prohibitions contained in sections 17(a) and 17(d) of the Investment Company Act, and in rule 17d-1 thereunder, extend to affiliated persons of a registered investment company (among others), and do not extend to the registered investment company itself.

relief because, for technical/operational reasons, JPM personnel will not be able to complete the transition before the relief granted in the March 16th letter expires.

- The terms of the Fund's margin and loan obligations in connection with the Fund's short selling activity with BSSC have not changed since the parties became affiliated.

This letter expresses our position on enforcement action only, and does not express any legal conclusion on the issues presented. Because our position is based on the facts and representations in your incoming letter, you should note that any different facts or representations may require a different conclusion.

Edward J. Rubenstein
Senior Special Counsel
Office of Chief Counsel
Division of Investment Management
U.S. Securities and Exchange Commission

ROPES & GRAY

ROPES & GRAY LLP
ONE METRO CENTER
700 12TH STREET, NW, SUITE 900
WASHINGTON, DC 20005-3948
WWW.ROPESGRAY.COM

April 7, 2008

Alan G. Priest
202-508-4625
202-383-7772 fax
alan.priest@ropesgray.com

Douglas J. Scheidt, Esq.
Associate Director and Chief Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 05-04
Washington, D.C. 20549

Dear Mr. Scheidt:

On March 16, 2008, the staff of the Division of Investment Management issued a no-action letter to the attention of Stephen M. Cutler (the March 16th Letter)[1] that provided assurances that the staff would not recommend enforcement action to the Commission under sections 17(a) and 17(d) of the Investment Company Act of 1940 (the ICA) and rule 17d-1 thereunder, among other provisions, if, following the change of control of Bear Stearns Asset Management and its affiliates (BSAM), BSAM engaged in certain principal transactions with registered investment companies (RICs) for which JPMorgan Chase and any of its affiliates (JPM) acts or serves as investment adviser or sub-adviser. The staff's relief was based, in part, on the extraordinary circumstances presented, and the relief was granted for a limited period of time only, fifteen business days. The period of time with respect to which the staff's assurances were provided in the March 16th Letter is about to expire. We hereby request on behalf of JPM that the staff extend the application of the March 16th Letter until May 7, 2008, with respect to the short selling transactions and arrangements described below involving the Highbridge Statistical Market Neutral Fund, a series of JPMorgan Trust I (the Fund), Bear, Stearns Securities Corp. (BSSC), and Custodial Trust Company (CTC). We are seeking this brief extension solely because JPM personnel need additional time to complete the operational/technical aspects of the transfer of the Fund's prime brokerage and custodial arrangements to new service providers. JPM personnel have been working diligently to complete expeditiously this transfer. The effect of a brief extension of the March 16th Letter in this case would be that the staff would agree not to recommend enforcement action to the Commission under sections 17(a)(1), 17(a)(2), 17(d) of the ICA, or rule 17d-1 under the ICA, with respect to the short selling transactions involving the Fund, BSSC and CTC as described below.

<u>Background</u>

[1] <u>See</u> <u>JPMorgan Chase/Bear Stearns Asset Management II</u> (pub. avail. March 16, 2008).

On March 16, 2008, JPM and The Bear Stearns Companies, Inc. (BSC) entered into a merger agreement (the Transaction). For purposes of the discussions resulting in the March 16th Letter, and for the purposes of this request, we have assumed that JPM "controls" BSC under ICA section 2(a)(9). Therefore, the Fund, because it is advised by an entity that is controlled by JPM,[2] is assumed to be an affiliate of an affiliate of BSSC and CTC under ICA section 2(a)(3).[3] At the time of the establishment of the prime brokerage and custody arrangements with BSSC and CTC (described below), the Fund did not anticipate, and could not have anticipated, the Transaction and resulting affiliations between JPM and various BSC entities, including BSSC and CTC.

The Fund is an open-end investment company registered under the ICA. The Fund employs a statistical arbitrage, market neutral strategy. The Fund's objective is to seek to provide long-term absolute (positive) returns in all market environments from a broadly diversified portfolio of stocks while neutralizing the general risks associated with stock market investing. The Fund takes long and short positions selected from a universe of mid- to large-capitalization stocks and maintains approximately equal value exposure in its long and short positions. The Fund's investment strategy involves relatively high portfolio turnover.

Since the Fund commenced operations on November 30, 2005, the Fund has utilized BSSC for its prime brokerage services and CTC for its custodial services. BSSC and CTC are each affiliated with BSAM. Prior to when the Fund began short selling in 2005, which was more than two years prior to the Fund becoming affiliated with BSSC and CTC, the Fund's Board of Trustees approved the creation of the Fund following review of the Fund's strategy of, among other things, using short sales. At a subsequent meeting held on November 9, 2005, the Board of Trustees approved the prime brokerage arrangement with BSSC and the custody arrangement with CTC. As with any arrangement with any other service provider, the arrangements were negotiated on an arms-length basis. By November 30, 2005, the Fund was operational and a prime brokerage relationship with BSSC and a custody relationship with CTC were both established.

When the Fund enters into a short sale transaction, it borrows a security that it does not own[4] from BSSC, and instructs BSSC to sell the security on its behalf. BSSC will lend the Fund the security to be shorted out of BSSC's own inventory, or BSSC will borrow the security from a third party. If BSSC borrows the security to be shorted from a third party, BSSC then relends the security to the Fund, which shorts the security (instructing BSSC to sell it on the Fund's behalf). At an appropriate time, as dictated by the Fund's investment strategy and the market, the Fund

---

[2] The Fund is advised by J.P. Morgan Investment Management Inc. ("JPMIM"). JPMIM is a wholly owned subsidiary of JPMorgan Asset Management Holdings Inc., which is a wholly owned subsidiary of JPMorgan Chase & Co. The Fund is sub-advised by Highbridge Capital Management LLC.

[3] On or about April 8, 2008, JPM expects to acquire 39.5 percent of Bear Stearns stock pursuant to an agreement announced on March 24, 2008.

[4] Unless the Fund is shorting against the box.

repurchases the shorted security in the open market, and returns the security to BSSC, closing out the Fund's short position and its borrowing from BSSC.

When the Fund enters into a short sale, and as long as the short position is open, non-Commission regulations require the Fund to post collateral (margin) with BSSC.[5] This is accomplished by BSSC holding the short sale proceeds, and the Fund posting with BSSC additional margin. The additional margin is not held by BSSC "directly" but rather is deposited in a special custody account (SCA) with the Fund's custodian that has been established through a tri-party custodial arrangement (the Fund, BSSC and CTC are each party to the agreement). The SCA is in the name of BSSC, but, pursuant to the terms of the SCA, BSSC may not access the margin in the account unless and until the Fund defaults on its obligations. The short sale proceeds are held by BSSC directly, and not in the SCA.

The Fund is in the process of moving its prime brokerage services from BSSC to an unaffiliated service provider. The Fund is also in the process of moving its custodial services from CTC. Because the arrangements involve connectivity between numerous service providers including the Adviser, Prime Broker, Custodian and Fund Accounting Agent to implement the series of steps required to accomplish a short sale, a disciplined conversion plan and testing between the old and new parties are required to ensure that the operations of the Fund are not adversely impacted. Fund personnel have been making efforts to complete this process prior to the deadline in the March 16th Letter, but are not going to be able to meet this deadline. JPM now estimates that it will take until May 7, 2008, or shortly before that date, to complete this process. Pursuant to the conditions of the March 16th Letter, the Fund will make the required reports to its Board of Trustees at its next quarterly meeting. The terms of the prime brokerage and custodial arrangements with BSSC and CTC will not change in any way that increases the Fund's obligations or disadvantages the Fund prior to the transfer of the services to new service providers.

Possible Investment Company Act Concerns

Because of the Transaction, resulting in the Fund becoming an affiliate of both BSSC and CTC, it could be argued that the short selling arrangement between the Fund and BSSC gives rise to a possible violation of ICA sections 17(a)(1), 17(a)(2), 17(d), and/or ICA rule 17d-1. It is also possible that the relationship between the Fund and CTC could be deemed to violate ICA section 17(d) and/or ICA rule 17d-1. The theories giving rise to these possible violations are, briefly, as follows.

- 17(a)(1) - In the past, the staff has taken the position that a loan of securities could constitute a "sale" for purposes of the ICA.[6] ICA section 17(a)(1) generally makes it unlawful for an

[5] E.g., Reg T margin requirements (12 C.F.R. 220.4), and similar NYSE (Rule 431) and FINRA margin requirements (NASD Rule 2520).

[6] E.g., United Services Funds (pub. avail. Apr. 23, 1993) ("We. . . believe that a loan of securities involves a disposition of a security or an interest in a security for value, and, thus, constitutes a 'sale' under Section 2(a)(34) of the 1940 Act.").

affiliated person of a fund knowingly to sell any security or other property to the fund unless the sale involves circumstances not applicable here. In a short sale, the broker-dealer (here BSSC) lends the short selling customer (here the Fund) securities. BSSC and the Fund are now affiliated. Accordingly, pending and future loans by BSSC to the Fund to facilitate short sales, while not a violation of ICA section 17(a)(1) if the parties are unaffiliated, would arguably violate ICA section 17(a)(1) as a result of the Transaction that made the parties affiliated.

- 17(a)(2) - In other circumstances, the United States Supreme Court and the staff have found that a pledge of stock to collateralize a loan may be a "sale."[7] ICA section 17(a)(2) generally makes it unlawful for an affiliated person of a fund to knowingly purchase from such fund any security or other property except under circumstances not applicable here. Margin regulations applicable to short selling require a short selling customer (here the Fund) to pledge margin with the broker-dealer (here BSSC) in amounts required and established by regulation. Accordingly, the regulatorily-required pledging of margin by the Fund to BSSC in connection with pending and future short sales, while not a violation of 17(a)(2) if the parties are unaffiliated, would arguably violate 17(a)(2) as a result of the Transaction that made the parties affiliated.[8]

- 17(d)/17d-1 – ICA section 17(d) and rule 17d-1 generally make it unlawful for an affiliated person of a registered investment company, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The Commission staff has indicated that service agreements with affiliates of registered investment companies might be viewed as coming within the prohibitions of ICA section 17(d) and ICA rule 17d-1.[9] To this end, CTC's and BSSC's continuing provision of services to the Fund, while not a violation of ICA section 17(d) and rule 17d-1 when the parties were unaffiliated, may raise

---

[7] E.g., Rubin v. United States, 449 U..S. 424 (1981), and United Services Funds (pub. avail. April 23, 1993). But see Goldman, Sachs & Company (pub. avail. Feb. 22, 1999) (in the context of the Investment Advisers Act of 1940, as amended).

[8] We note that the Commission and its staff recognize a registered fund's ability to engage in short selling provided that the fund segregates assets to avoid any issue under section 18 of the ICA, and complies with all other applicable regulations. E.g., Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (Apr. 18, 1979); Dreyfus Strategic Investment & Dreyfus Strategic Income (pub. avail. Jun 22, 1987); and Robertson Stephens Investment Trust (pub. avail. Aug. 24, 1995). Accordingly, the ability of the Fund to engage in short selling is not at issue, provided that the Fund complies with all applicable regulatory requirements and obligations.

[9] See IPI-Income & Price Index Fund, Letter to the Commission, (pub. avail. Dec. 12, 1980) (citing Investment Company Act Release No. 8245 (Feb. 25, 1974) (hereinafter "Inv. Co. Act Rel. No. 8245")). But see The Flex Fund (pub. avail. Nov. 22, 1985) (stating that absent novel or unique questions, service provider contracts with affiliated entities will not typically require no action relief).

issues under ICA section 17(d) and rule 17d-1 as a result of the Transaction that made the parties affiliated.

Why Relief is Appropriate

Notwithstanding the possibility that certain mechanical aspects of the short selling arrangement between the Fund, BSSC and CTC (i.e., the pledging of margin by the Fund to BSSC, the loan by BSSC to the Fund, and the custodial services provided by CTC) might arguably give rise to a literal violation of the terms of ICA sections 17(a)(1), 17(a)(2), and 17(d), and ICA rule 17d-1, the staff has taken the position that whether a violation does in fact exist depends on the facts of each situation, the purposes of the specific regulatory provisions that might be violated, and whether the allegedly unlawful transaction and relationship implicate the concerns that the regulatory provisions are intended to address.[10] The staff has granted relief in cases in which the transaction at hand did not appear to implicate the concerns that the regulatory provisions were intended to address.[11]

ICA sections 17(a)(1) and (2) are intended to protect shareholders by prohibiting a purchase or sale transaction when a party to the transaction has the ability and financial incentive to influence the actions of the investment company.[12] Here the pledging of assets by the Fund to BSSC, and the loan of stock to be shorted by BSSC to the Fund, do not give rise to any possibility of BSSC overreaching its influence because:

- BSSC and the Fund have been short selling since 2005, when the parties were unaffiliated. The terms were negotiated on an arms-length basis at that time and at no time have involved overreaching on the part of BSSC or otherwise disadvantaged the Fund. The terms of the short selling have not been changed since the parties became affiliated. Accordingly, the terms and arrangement must be presumed to be lawful and not to implicate the concerns of ICA sections 17(a), 17(d), or rule 17d-1.

- ICA Rule 17a-4 provides that

  Transactions pursuant to a contract shall be exempt from ICA section 17(a) of the Act if at the time of the making of the contract and for a period of at least 6 months prior

[10] E.g., Goldman, Sachs & Company (pub. avail. Feb. 22, 1999) ("The Supreme Court has stated that the meaning of the terms 'purchase' and 'sale' must be interpreted in the context of the particular provision in the securities laws that is at issue.").

[11] Id. (including orders cited in this letter).

[12] See Mergers and Consolidations Involving Registered Investment Companies, Investment Company Act Release No. 10886, 44 Fed. Reg. 58521 (Oct. 10, 1979) (citing Hearings on S. 3580 Before a Subcommittee of the Senate Committee on Banking and Currency, 76th Cong., 3d Sess., at 256-59 (1940)).

> thereto no affiliation or other relationship existed which would operate to make such contract or the subsequent performance thereof subject to the provisions of said Section 17(a).

The purpose of ICA rule 17a-4 is to exempt certain transactions from the prohibitions in ICA section 17(a) because such transactions are effected by a contract presumably entered into during arms-length negotiations.[13] While transactions entered into after the Fund and BSSC became affiliated may not literally rely on the rule, the current situation falls within the purpose of the rule.

- The pledging of assets as margin is required by regulation, in amounts dictated by regulation, and is not a negotiated or discretionary item. There is, therefore, no opportunity for BSSC to impose margin terms that would be to the disadvantage of the Fund. Furthermore, with respect to margin held in the tri-partite SCA, BSSC does not have access to those assets unless and until the Fund were to default on its obligations under the short selling arrangement.

- As the Fund maintains a market neutral strategy and seeks to maintain approximately equal value exposure in its long and short positions, the Fund's decision to engage in short selling transactions, and the timing and amounts of those transactions, are dictated solely by its portfolio management team and process and is not susceptible to influence by BSSC or CTC.

- The loans by BSSC to the Fund in connection with the short selling have been, and continue to be, effected consistent with industry convention on terms that existed and that were negotiated at arms-length, prior to the parties becoming affiliated. Accordingly, the loans here to the Fund should not be deemed to implicate the concerns that the regulatory provisions are intended to address.

- The arrangements at issue would satisfy the requirements for a 17(b) order.[14] ICA section 17(b) provides that the Commission shall exempt a proposed transaction from ICA section 17(a) if evidence establishes that -

    > (1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned;

---

[13] See General Rules and Regulations Investment Company Act of 1940, Exemptions of Certain Transactions, 12 FR 5008 (July 29, 1947).

[14] Because of the exigencies of the current situation, and the rare and highly unusual circumstances presented, there is not time for JPM to prepare and submit, and for the staff and Commission to consider, a request for exemptive relief under Section 17(b).

> (2) the proposed transaction is consistent with the policy of each registered investment company concerned, as recited in its registration statement and reports filed under this title; and
>
> (3) the proposed transaction is consistent with the general purposes of this title.

With respect to the first factor, the evidence is clear that the terms of the margin, and the loans themselves, are reasonable and fair and do not involve overreaching by any person. The margin is required by, and according to terms set by, regulation; the loans are consistent with industry standards and conventions; the terms of both have not changed since the parties became affiliated. Furthermore, with respect to the margin in the SCA, BSSC cannot have access unless the Fund were to default on its obligations.

With respect to the second factor, the loans are consistent with the policy of the Fund because the Fund maintains a market neutral strategy and, as such, needs to engage in short sales.

With respect to the third factor, as noted above, the terms of the loans are reasonable and fair; do not involve overreaching; are consistent with industry standards and conventions; were entered into when the parties were unaffiliated; and are consistent with the Fund's market neutral strategy. Accordingly, there is no issue as to whether the continuing use of BSSC and CTC, until the operational changeover to new service providers can be completed, is consistent with the general purposes of the ICA.

With respect to ICA section 17(d) and rule 17d-1, the arrangements at issue would satisfy the requirements for a ICA rule 17d-1 order.[15] As noted above, ICA rule 17d-1 provides, in pertinent part, that it is unlawful for an affiliated person of a fund, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant without prior Commission approval. The rule provides that in considering whether to grant an application for relief, the Commission will take into account the extent to which the participation is on a basis different from or less advantageous than that of other participants.

For the reasons discussed above -- no change in terms since the parties became affiliated, terms consistent with board approvals and presumed to be fair and reasonable and negotiated on an arms-length basis, limited access by BSSC to margin assets, other aspects at issue either done in accordance with regulatory requirements or industry convention -- the Fund's participation in the short selling continues to be on a basis that is not different from or less advantageous than that of

[15] Because of the exigencies of the current situation, and the rare and highly unusual circumstances presented, there is not time for JPM to prepare and submit, and for the staff and Commission to consider, a request for exemptive relief under rule 17d-1.

BSSC or any other participant and is consistent with the provisions, purposes, and policies of the ICA.

As noted above, the staff has agreed not to recommend enforcement action in several circumstances involving service arrangements with affiliated entities.[16] The Commission has also proposed an amendment to ICA Rule 17d-1 in 1974 in Investment Company Act Release No. 8245 that would have required fund boards to make certain determinations in the course of reviewing a service provider relationship between a fund and an affiliate.[17] The factors the Commission would have required a board to consider were: (1) if the arrangement is in the best interest of the investment company and its shareholders; (2) if the services to be performed under the arrangement are services required by the investment company; (3) if the affiliated entity could provide services, the nature and quality of which are at least equal to the services provided by others; and (4) if the fees paid for the services are fair and reasonable in light of industry custom for similar services.[18]

The service arrangements among BSSC, CTC and the Fund are of the same nature and quality as those for which the staff has provided relief under 17d-1 in other circumstances. Furthermore, the service arrangements would meet the four factors from Investment Company Act Release No. 8245 noted above. First, given that the arrangements were negotiated on an arms-length basis, before the entities became affiliated, the provisions of the arrangements can be presumed to be in the best interest of investment company and its shareholders. Second, because of the Funds' market neutral investment strategy, a prime brokerage relationship and custodial relationship are necessary to effect short sales. Third, as noted above, the arrangements entered into with BSSC and CTC were negotiated on an arms-length basis and thus may be presumed to be of a nature and quality at least equal to services provided by others. Finally, because the arrangements were entered into on an arms-length basis, the fees paid for the services that BSSC and CTC provide may be presumed to be fair and reasonable in comparison to industry custom.

Finally,

- The affiliation that has given rise to this request was not anticipated or planned by the parties.

- The relief requested here is temporary, not permanent: JPM is not asking that the Fund be permitted to engage in short selling transactions with affiliates on a permanent basis; to the contrary, JPM personnel have been working diligently to transfer expeditiously the Fund's prime brokerage to an unaffiliated service provider, and are only seeking this relief because,

---

[16] See e.g., Unified Growth Fund (pub. avail. Jun 28, 1990); The Flex Fund (pub. avail. Nov. 22, 1985); Diversified Securities (pub. avail. Jan. 22, 1985); Federated Securities Corp. (pub. avail. Oct. 21, 1983).

[17] See Inv. Co. Act Rel. No. 8245.

[18] See id.

for technical/operational reasons, they will not be able to complete the transition before the current relief expires.

- The Fund is merely requesting a short extension of relief that the staff has already granted.

For the reasons discussed above, we hereby request on behalf of JPM that the staff extend the application of the March 16th Letter until May 7, 2008, with respect to the short selling transactions and arrangements described above, involving the Fund, BSSC, and CTC, and that the staff agree not to recommend enforcement action to the Commission against BSSC or CTC under ICA sections 17(a)(1), 17(a)(2), 17(d), or ICA rule 17d-1, with respect to the short selling and custodial arrangements described and discussed above.

Sincerely,

Alan G. Priest

cc: George C.W. Gatch
Stephen M. Cutler, Esq.
Nina O. Shenker, Esq.
Patricia A. Maleski
John T. Fitzgerald, Esq.
Rajib Chanda, Esq.

END